Exhibit 99.1

NEWS RELEASE

PRECISION CLEANING SPECIALIST JE CLEANTECH

DELIVERS HEALTHY PERFORMANCE IN 2023

●	Secured new orders worth over S$4.7 million for precision cleaning systems in Singapore

●	Developing autonomous cleaning robots for food and beverage establishments and industrial buildings

●	Invested in carbon footprint reduction with electrification of vehicle fleet and installation of solar panels

SINGAPORE, May 1, 2024 – Singapore-headquartered, NASDAQ-listed precision cleaning and cleantech equipment manufacturer JE Cleantech Holdings Ltd (NASDAQ: JCSE) (“JE Cleantech” or, together with its subsidiaries, the “Group”) has delivered a profitable performance in its annual report for the financial year ended December 31, 2023 (“2023 financial year”), with revenue of S$18.0 million and net income of S$0.5 million.

The performance was recorded amid higher margin in its centralized dishware washing business segment, alongside softer demand for its cleaning equipment and higher operating costs, compared to the preceding financial year ended December 31, 2022 (“2022 financial year”) when the Group booked revenue of S$18.6 million and net income of S$1.2 million.

Commenting on JE Cleantech’s performance, Founder and CEO Ms. Hong Bee Yin said, “We are pleased to turn in a positive performance in 2023, despite some headwinds in the form of a slowdown in the electronics and hard disk drive industries. Nevertheless, we expect industry sentiments to improve towards the second half of 2024 as demand for hard disk drives remains intact amid the artificial intelligence boom. Rising activity in the tourism and hospitality industries in Singapore also bode well for us. We continue to leverage the longstanding relationships we have with our customers to build traction for our products and services, while developing adjacent product offerings to diversify our revenue streams.”

The Group’s sale of cleaning systems and other equipment business segment generated S$11.0 million in revenue in the 2023 financial year, compared to S$11.4 million in 2022 financial year. The Group secured recurring orders worth over S$4.7 million for precision cleaning systems from its existing customers in Singapore in 2023. This was, however, weighed down by an extension in the delivery schedule of precision cleaning systems to a key hard disk drive customer in Malaysia to 2024 and 2026, as well as lower activity in the sale of other cleaning systems and other equipment due to completion of installation.

The Group’s centralized dishware washing and cleaning services segment recorded revenue of S$7.0 million, compared to S$7.2 million in the preceding financial year. While business activity was lower year-on-year, the Group successfully renewed contracts with certain clients at higher prices.

The Group yielded gross profit and gross margin of S$4.4 million and 24.2%, taking into account higher contract prices in the dishware washing and cleaning services, offset by higher raw material, manpower and utilities cost. This compares with S$5.1 million and 27.3% in the 2022 financial year.

During the 2023 financial year, the Group has invested in and integrated new technologies, including automation and robotics, into its operations to improve its ability to customize at scale, cost efficiency and consistency. It has also implemented Internet of Things (IoT) sensors at its manufacturing facility, which allow the Group to keep track of production activity and overheads, and help enhance efficiency and productivity.

Additionally, the Group has invested in reducing its carbon footprint in 2023. It has begun electrifying its fleet of vehicles since early 2023 and completed the installation of solar panels at its manufacturing facility and office in January 2023, which are expected to generate about 232 megawatt-hours of energy per year, or about half of the energy consumed at the site. Apart from reducing its carbon footprint, electricity generated from solar energy also provides cost savings and energy security for the Group.

In the year ahead, JE Cleantech will look to build on its expertise to enhance its value-add to customers. The Group is currently developing autonomous cleaning robots for industrial use in food and beverage establishments and industrial buildings in Singapore. It expects to be able to deploy these robots in the second half of 2024, to supplement the on-site cleaning services provided to its customers. The Group is also developing IoT sensors that can be attached to various cleaning equipment in order to enhance the equipment’s efficiency, productivity and overall performance, for its customers in Singapore, Malaysia and Thailand. At the same time, it will continue to identify viable opportunities to expand its presence in its existing markets in Singapore and Malaysia, as well as in new markets.

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About JE Cleantech Holdings Limited

JE Cleantech Holdings Limited is based in Singapore and is principally engaged in (i) the sale of precision cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Through its subsidiary, JCS-Echigo Pte Ltd, the company designs, develops, manufactures, and sells cleaning systems for various industrial end-use applications primarily to customers in Singapore and Malaysia. Its cleaning systems are mainly designed for precision cleaning, with features such as particle filtration, ultrasonic or megasonic rinses with a wide range of frequencies, high pressure drying technology, high flow rate spray, and deionized water rinses, which are designed for effective removal of contaminants and to minimize particle generation and entrapment. The Company also provides centralized dishwashing services through its subsidiary, Hygieia Warewashing Pte Ltd, since 2013 and general cleaning services since 2015, both mainly for food and beverage establishments in Singapore. The Company is listed on NASDAQ since 2022. For more information about JE Cleantech, please visit: www.jecleantech.sg.

Disclaimer: Forward looking statements

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward-looking statements may be identified by such words or phrases as “should,” “intends,” “is subject to,” “expects,” “will,” “continue,” “anticipate,” “estimated,” “projected,” “may,” “I or we believe,” “future prospects,” “our strategy,” or similar expressions. Forward-looking statements made in this press release that relate to our future contract revenues among other things involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update “forward-looking” statements.

For media enquiries, please contact:	Karin Lai
SEC Newgate Singapore
karin.lai@secnewgate.sg

Jason Long
enquiry@jecleantech.sg
Phone number: +65 63684198
Other number: +65 66029468

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